[redacted]

08027644

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Japaninvest Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 21st Floor

(No. and Street)

New York, NY 10174

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Forbes (212) 867-8065

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP

(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Forbes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Japaninvest Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Principal

Title

2/25/08

Notary Public

Francisco Cebada
Notary Public State of New York
No.01CE6165003
Qualified in Queens County
Commission Expires May, 07, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Stockholder
JapanInvest Inc.
New York, New York

We have audited the accompanying statement of financial condition of JapanInvest Inc. as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marks Paneth & Shron LLP

Jericho, New York
February 26, 2008

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

JAPANINVEST INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Cash	$253,757
Receivables from brokers (Note 1)	189,480
Equipment, net of accumulated depreciation of $224	1,694
Prepaid expenses	20,386
Deposits and other assets	14,424
Total assets	$479,741
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accrued expenses and other liabilities	$222,188
Commitments (Notes 1, 2 and 5)	
Stockholder's Equity	
Common stock, $500 par value; 200 shares authorized, issued and outstanding	100,000
Additional paid-in capital	234,113
Accumulated deficit	(76,560)
Total stockholder's equity (Note 3)	257,553
Total liabilities and stockholder's equity	$479,741

See accompanying summary of business and significant accounting policies and notes to financial statements.

ORGANIZATION

JapanInvest Inc. ("Company") is a wholly-owned subsidiary of JapanInvest Group plc. (the "Parent"). The Parent is a UK-based entity.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets independent research on Japanese companies listed on Japanese stock exchanges to institutional investors in the United States.

The Company does not carry customer accounts or otherwise hold funds or securities for customers and is, accordingly, exempt from the reserve requirement of SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

CASH

Cash consists of deposits held in Company accounts at a single bank. Bank deposits are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. The Company may be exposed to credit risk for the amounts of funds held in one bank in excess of insurance limits. In assessing this risk, the Company's policy is to maintain cash balances with high quality financial institutions.

CUSTOMER CONCENTRATION

For the year of December 31, 2007, revenues from two customers accounted for $505,240, or 29% of total revenues.

REVENUE RECOGNITION

Commission revenues are recorded on a settlement date basis which does not vary materially from the trade date basis. Certain customers allocate revenues to the Company on an annual or other periodic basis. Such revenues are recorded once the Company has been notified of a settled amount. Commissions or fees received in advance are deferred until earned.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date of the financial statement and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted laws and tax rates that will be in effect when the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

NEW ACCOUNTING DEVELOPMENTS

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainties in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must presume the tax position will be examined by the relevant tax authority and determine whether it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provision of FIN 48 effective January 1, 2007. There has been no impact to date on the Company's financial statements as a result.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in

fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

GOING CONCERN

The Company did not generate sufficient operating cash to cover current obligations during 2007. Difficult business conditions have persisted that could adversely affect the Company's ability to main statutory levels of capital. The Company's parent, however, has pledged its financial support for the next twelve months to enable the Company to continue as a going concern.

NOTE 1 - RECEIVABLE FROM BROKERS

The Company has entered into commission sharing arrangements with a number of clearing brokers that execute, clear and settle all customer transactions on a delivery vs. payment (DVP) basis. In November 2007, the Company executed a clearing agreement with a major brokerage firm to carry and clear, on a fully disclosed basis, cash accounts only. Either party may terminate the agreement, without cause, by providing ninety days' written notice. Receivable from brokers represents amounts due from these firms.

NOTE 2 - RELATED PARTY TRANSACTIONS

Effective January 1, 2007, the Company and a London affiliate, JapanInvest Limited ("Ltd."), entered into an agreement whereby Ltd. would provide equity research and the use of research sales services offered through the Company's affiliate in Tokyo, Japan. In consideration, the Company will pay to Ltd. a quarterly Research Cost Sharing Fee in accordance with a formula specified in the agreement.

NOTE 3 - REGULATORY NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's regulatory net capital was $91,016, which exceeded the required regulatory net capital by $76,204. The Company's ratio of aggregate indebtedness to regulatory net capital at December 31, 2007 was 2.44 to 1.

NOTE 4 - INCOME TAXES

The Company maintains a valuation allowance of $161,300 at December 31, 2007 against its federal, state and city net operating loss carryforwards, as it is more likely than not that they will not be fully realized. Management will reverse the valuation allowance once the Company generates sufficient taxable income to absorb tax losses in whole or in part. At December 31, 2007, the Company had available net operating losses of approximately $360,000. Of these carryforwards, approximately $156,000 relate to tax benefits generated by stock options exercised in 2006. The utilization of these tax benefits will result in an increase in additional paid-in capital and a corresponding decrease in income taxes payable.

Realized tax benefits from the exercise of stock options are required to be recognized as an increase in additional paid-in capital, with a corresponding decrease in income taxes payable.

NOTE 5 - LEASE COMMITMENTS

The Company leases an office facility under an operating lease agreement expiring June 30, 2009.

Future minimum lease payments as of December 31, 2007 are:

2008	$ 74,880
2009	37,440
Total	$112,320

NOTE 6 - TRANSACTIONS WITH CUSTOMERS

The Company applies the provisions of the Financial Accounting Standard Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify its clearing brokers for losses that it may sustain from the customer accounts introduced by the Company. The clearing brokers have not extended credit to such introduced customer accounts, and therefore, at December 31, 2007, there were no amounts to be indemnified to the clearing brokers for these accounts.

NOTE 7 - STOCK OPTION TRANSACTIONS

Stock Option Plan

The Company's parent sponsors a stock option plan for its employees. Certain employees of the Company based in the United States participate in the plan and have been issued 2,000 option grants to date, of which 500 were previously exercised. The options generally vest ratably over a four-year period, and such options may be exercised for a period of approximately six years from date of grant.

The fair values of stock options granted in 2007 have been estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions: Risk-free interest rate - .75%, Expected volatility 26%, Expected lives - 4.55 years, Expected dividend yield - 0.

The weighted-average fair value of options granted during 2007 was $52.08.

For the year ended December 31, 2007, the Company charged a total of $6,110 related to stock based compensation. This charge was recorded in the statement of

operations and offset by a credit to Additional paid-in capital. As of December 31, 2007, total compensation cost related to non-vested awards not yet recognized is $6,750, which amount will be amortized over the next three years.

END